FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ James Jianzhang Liang
Name:	James Jianzhang Liang
Title:	Chairman and Chief Executive Officer

Date: June 21, 2004

Exhibit 99.1

Ctrip Reports Closing of Private Sale of Its Ordinary Shares

Shanghai, China, 21 June 2004, Ctrip.com International, Ltd. (ticker: CTRP), a Cayman Islands company, understands that on 21 June 2004, the previously announced private transaction between Rakuten, Inc., a Japanese public company listed on the JASDAQ market (ticker: 4755.jp), and certain existing shareholders of Ctrip was consummated. In this private transaction, Rakuten purchased a total of 6,645,000 ordinary shares of Ctrip (convertible into 3,322,500 ADSs) from these shareholders at a purchase price of US$16.50 per ordinary share (equivalent to US$33.0 per ADS). Ctrip’s ADSs, each of which represents two ordinary shares of Ctrip, are currently trading on the NASDAQ National Market under the symbol “CTRP.”

In connection with this private transaction, Mr. Suyang Zhang has resigned from Ctrip’s Board of Directors, and Mr. Yoshihisa Yamada nominated by Rakuten has been appointed by Ctrip’s Board of Directors as Mr. Zhang’s replacement effective on June 21, 2004. In addition, Ctrip, the selling shareholders and certain other shareholders of Ctrip have agreed to amend Ctrip’s existing registration rights agreement to add Rakuten as a party to the agreement.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since it commenced operations in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information about Ctrip, please contact

Megan Peng

Ctrip.com International, Ltd.

Tel: (+852) 2169-0915

Email: mpeng@ctrip.com

Exhibit 99.2

AMENDMENT NO. 1 TO

REGISTRATION RIGHTS AGREEMENT

This Amendment No. 1 to Registration Rights Agreement, dated as of June 21, 2004 (this “Amendment”), is made and entered into by and among Ctrip.com International, Ltd., a Cayman Islands company (the “Company”) and each of the persons named on the signature pages hereto (each, a “Shareholder” and collectively, the “Shareholders”). Terms used but not defined herein shall have the meanings assigned to them in the Registration Rights Agreement (as defined below).

WHEREAS the Company has entered into that certain Registration Rights Agreement, dated December 8, 2003 (the “Registration Rights Agreement”), with the Shareholders and other shareholders of the Company who were signatories thereto; and

WHEREAS the Shareholders represent holders of a majority of the Registrable Securities.

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

I. Subsection 1.2(d) of the Registration Rights Agreement is hereby deleted and replaced with the following:

“(d) Registrable Securities

The term “Registrable Securities” means any Ordinary Shares owned by the Investors, including but not limited to Rakuten, Inc., a Japanese corporation, whether through conversion of other securities issued to an Investor or otherwise, or hereafter acquired by any Investor, excluding any Registrable Securities sold by a person in a transaction in which rights under this Section 1 are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144, in a registered offering or otherwise.”

II. The parties hereto agree to add Rakuten, Inc., a Japanese corporation (“Rakuten”) to be an Investor under the Registration Rights Agreement.

III. The parties hereto expressly waive any and all of their rights under Section 1.12 of the Registration Rights Agreement solely with respect to the Company’s grant of the registration rights to Rakuten under this Amendment.

IV. The parties hereto acknowledge and agree that pursuant to Subsection 1.3(c) of the Registration Rights Agreement, the Company shall be obligated to effect only three (3) demand registrations pursuant to Section 1.3 thereof, and has not previously effected any such demand registration.

V. Except as amended hereby, the terms of the Registration Rights Agreement shall remain in full force and effect.

VI. This Amendment shall become effective immediately upon the closing of Rakuten’s purchase of that number of Ordinary Shares from certain shareholders of the Company pursuant to the Stock Purchase Agreement dated June 14, 2004 among Rakuten and the Company’s shareholders party thereto.

(Signature Pages to Follow)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first written above.

COMPANY

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

SHAREHOLDERS

CARLYLE ASIA VENTURE PARTNERS I, L.P.

By:	/s/ Wayne W. Tsou
Executed as a deed by Wayne W. Tsou on behalf of CIPA, Ltd., as general partner of CIPA General Partner, L.P., as a general partner of Carlyle Asia Venture Partners I, L.P.

CIPA COMPANY-INVESTMENT, L.P.

By:	/s/ Wayne W. Tsou
Executed as a deed by Wayne W. Tsou on behalf of CIPA, Ltd., as general partner of CIPA General Partner, L.P., as a general partner of CIPA Co-Investment, L.P.

RAKUTEN, INC.

By:	/s/ Yoshihisa Yamada
Name:	Yoshihisa Yamada
Title:	Director and Senior Executive Officer

IDG TECHNOLOGY VENTURE INVESTMENT, INC.

By:	/s/ Quan Zhou
Name:	QUAN ZHOU
Title:	President

IDG TECHNOLOGY VENTURE INVESTMENTS, LP. By: IDG TECHNOLOGY VENTURES INVESTMENTS, LLC, its general partner

By:	/s/ Quan Zhou
Name:	QUAN ZHOU
Title:	Managing Member

S.I. TECHNOLOGY VENTURE CAPITAL LIMITED

By:	/s/ Qian Shizheng
Name:	Qian Shizheng [translation of original Chinese texts]
Title:	Executive Director [translation of original Chinese texts]

CHINA ENTERPRISE INVESTMENTS No. 11 LIMITED

By:	/s/ Junichi Goto
Name:	Junichi Goto
Title:	Director

SOFTBANK ASIA NET-TRANS (NO.4) LIMITED

By:	/s/ WONG Sin Just
Name:	Mr. WONG Sin Just
Title:	Director

TIGER TECHNOLOGY PRIVATE INVESTMENT PARTNERS, L.P.

By:
Name:	Scott Shleifer
Title:

TIGER TECHNOLOGY II, L.P.

By:
Name:
Title:

ECITY INVESTMENT LIMITED

For and on behalf of ECITY INVESTMENT LIMITED

By:	/s/ Raymond Long Sing TANG /s/ Alice Li
Name:	Raymond Long Sing TANG; LI Choi Wan, Alice
Title:	Authorized Signatories

OPENVENTURE COMPANY LIMITED

By:
Name:
Title:

ORCHID ASIA II, L.P. a Cayman Islands limited partnership

By: Orchid Asia Holdings Its: GP

By:	/s/ Peter Joost
Name:	Peter M. Joost
Title:	President

JFI II, LP By: Joost Enterprises Corporation Its: GP

By:	/s/ Peter Joost
Name:	Peter M. Joost
Title:	President

Gabriel Li

Jed Dempsey

Eric Li

/s/ Jim Watson
Jim Watson

Exhibit 99.3

CTRIP.COM INTERNATIONAL, LTD.

a Cayman Islands Company

REGISTRATION RIGHTS AGREEMENT

EXHIBIT A	Schedule of Investors	Exhibit A-1

EXHIBIT B	Notices	Exhibit B-1

i

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made and entered into as of December 8, 2003, by and among Ctrip.com International, Ltd., a Cayman Islands company (the “Company”), and certain shareholders of the Company listed on Exhibit A hereto (each a “Investor” and collectively, “Investors”). Terms used but not otherwise defined herein shall have the meanings assigned to them in that certain Shareholders Agreement dated as of September 4, 2003 (the “Shareholders Agreement”) by and among the Company, Investors and certain other shareholders of the Company.

RECITALS

WHEREAS, the Company, Investors and certain other shareholders of the Company previously entered into the Shareholders Agreement, pursuant to which holders of 75% of each of Series A Shares, Series B Shares and Series C Shares and the Company may amend any provisions of the Shareholders Agreement;

WHEREAS, Investors consist of holders of 75% of each of Series A Shares, Series B Shares and Series C Shares as of the date of this Agreement; and

WHEREAS, the Company and Investors desire to terminate the Shareholders Agreement and enter into this Agreement to, among others, incorporate the principal terms of Section 2 of the Shareholders Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, mutual promises and covenants contained herein, the parties agree as follows:

1.	REGISTRATION RIGHTS

1.1	Applicability of Rights

Investors shall be entitled to the following rights with respect to any public offering of the ordinary shares of the Company, par value US$0.01 per share (the “Ordinary Shares”) in the United States and shall be entitled to reasonably analogous or equivalent rights with respect to any other offering of the securities of the Company in any other jurisdiction pursuant to which the Company undertakes to publicly offer or list such securities for trading on a recognized securities exchange.

1.2	Definitions

For purposes of this Section 1:

(a) Form S-3 and Form F-3

The terms “Form S-3” and “Form F-3” means such respective form under the Securities Act of 1933, as amended (the “Securities Act”) as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the U.S. Securities and Exchange Commission (the “SEC”) which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(b) Holder

For purposes of this Section 1, the term “Holder” means any person owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), or any permitted assignee of record of such Registrable Securities to whom rights under this Section 1 have been duly assigned in accordance with this Agreement.

(c) Initial Offering

The term “Initial Offering” means the Company’s first firm commitment underwritten public offering of the Ordinary Shares where the Ordinary Shares, in the form of American Depositary Shares or otherwise, are subsequently primarily traded on the Nasdaq National Market or the New York Stock Exchange or another comparable exchange or marketplace approved by the Board.

(d) Registrable Securities

The term “Registrable Securities” means any Ordinary Shares owned, whether through conversion of other securities issued to an Investor or otherwise, or hereafter acquired by any Investor, excluding any Registrable Securities sold by a person in a transaction in which rights under this Section 1 are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144, in a registered offering or otherwise.

(e) Registrable Securities Then Outstanding

The number of shares of “Registrable Securities then outstanding” shall mean the number of Ordinary Shares of the Company that are, and the number of Ordinary Shares of the Company issuable pursuant to then exercisable or convertible securities that are, Registrable Securities and are then issued and outstanding.

(f) Registration

The terms “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

1.3	Demand Registration

(a) Request by Holders

If the Company shall at any time after the Initial Offering receive a written request from the Holders of at least fifty percent (50%) of the Registrable Securities then outstanding (the “Initiating Holders”) that the Company file a registration statement under the Securities Act covering the registration of Registrable Securities pursuant to this Section 1.3, then the Company shall, within ten (10) business days of the receipt of such written request, give written notice of such request (“Request Notice”) to all Holders, and use its best efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that the Holders request to be registered and included in such registration by written notice given by such Holders to the Company within twenty (20) days after receipt of the Request Notice, subject only to the limitations of this Section 1.3; provided that the Registrable Securities requested by all Holders to be registered pursuant to such request must be at least fifteen percent (15%) of all Registrable Securities then outstanding; and provided further, that the Company shall not be obligated to effect any such registration if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act pursuant to this Section 1.3 or Section 1.5 or in which the Holders had an opportunity to participate pursuant to the provisions of Section 1.4, other than a registration from which the Registrable Securities of the Holders have been excluded (with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration).

(b) Underwriting

If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request made pursuant to this Section 1.3 and the Company shall include such information in the Request Notice.

In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein.

All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company (including a market stand-off agreement of up to 180 days if required by such underwriter or underwriters).

Notwithstanding any other provision of this Section 1.3, if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten (including Registrable Securities), then the Company shall so advise all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable Securities on a pro rata basis according to the number of Registrable Securities then outstanding held by each Holder requesting registration (including the Initiating Holders); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities are first entirely excluded from the underwriting and registration including, without limitation, all shares that are not Registrable Securities and are held by any other person, including, without limitation, any person who is an employee, officer or director of the Company or any direct or indirect subsidiary of the Company; provided further, that at least thirty percent (30%) of shares of Registrable Securities requested by the Holders to be included in such underwriting and registration shall be so included. For purposes of the preceding sentence concerning apportionment, for any selling shareholder that is a Holder of Registrable Securities and that is a venture capital fund, partnership, limited liability company or corporation, the affiliated venture capital funds, partners, retired partners, members, retired members and shareholders of such Holder, or the estates and family members of any such partners, retired partners, members or retired members and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “Holder,” and any pro rata reduction with respect to such “Holder” shall be based upon the aggregate amount of Registrable Securities owned by all such related entities and individuals.

If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) business days prior to the effective date of the registration statement.

Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(c) Maximum Number of Demand Registrations

The Company shall be obligated to effect only three (3) such registrations pursuant to this Section 1.3.

(d) Deferral

Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 1.3, a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period and provided further that the Company shall not register any securities for the account of itself or any other shareholder during such ninety (90) day period (other than a registration relating solely to any employee benefit plan or a corporate reorganization).

(e) Expenses

All expenses incurred in connection with any registration pursuant to this Section 1.3, including without limitation all U.S. federal, “blue sky” and all foreign registration, filing and qualification fees, printer’s and accounting fees, and fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the Holders participating in such registration (but excluding underwriters’ discounts and commissions relating to shares sold by the Holders), shall be borne by the Company.

Each Holder participating in a registration pursuant to this Section 1.3 shall bear such Holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, and commissions or other amounts payable to underwriter(s) or brokers, in connection with such offering by the Holders.

Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 1.3 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered, unless the Holders of a majority of the Registrable Securities then outstanding agree that such registration constitutes the use by the Holders of one (1) demand registration pursuant to this Section 1.3 (in which case such registration shall also constitute the use by all Holders of Registrable Securities of one (1) such demand registration); provided, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Company not known to the Holders at the time of their request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change, then the Holders shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to this Section 1.3.

1.4	Piggyback Registrations

(a) The Company shall notify all Holders of Registrable Securities in writing at least twenty (20) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating solely to any employee benefit plan or a corporate reorganization or the Company’s Initial Offering) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall within ten (10) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

(b) Underwriting

If a registration statement under which the Company gives notice under this Section 1.4 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities.

In such event, the right of any such Holder’s Registrable Securities to be included in a registration pursuant to this Section 1.4 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting (including a market stand-off agreement of up to 180 days if required by such underwriter or underwriters).

Notwithstanding any other provision of this Agreement, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten (including Registrable Securities), then the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first, to the Company, and second, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities then held by each such Holder; provided, however, that the right of the underwriter(s) to exclude shares (including Registrable Securities) from the registration and underwriting as described above shall be restricted so that (i) the number of Registrable Securities included in any such registration is not reduced below thirty percent (30%) of the aggregate number of Registrable Securities for which inclusion has been requested; and (ii) all shares that are not Registrable Securities and are held by any other person, including, without limitation, any person who is an employee, officer or director of the Company (or any direct or indirect subsidiary of the Company) shall first be excluded from such registration and underwriting before any Registrable Securities are so excluded. For purposes of the preceding sentence concerning apportionment, for any selling shareholder that is a Holder of Registrable Securities and that is a venture capital fund, partnership, limited liability company or corporation, the affiliated venture capital funds, partners, retired partners, members, retired members and shareholders of such Holder, or the estates and family members of any such partners, retired partners, members or retired members and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “Holder,” and any pro rata reduction with respect to such “Holder” shall be based upon the aggregate amount of Registrable Securities owned by all such related entities and individuals.

If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(c) Expenses

All expenses incurred in connection with a registration pursuant to this Section 1.4 (excluding underwriters’ and brokers’ discounts and commissions relating to shares sold by the Holders), including, without limitation all U.S. federal, “blue sky” and all foreign registration, filing and qualification fees, printers’ and accounting fees, and fees and disbursements of counsel for the Company and reasonable fees and disbursements of one counsel for the Holders, shall be borne by the Company.

(d) Not Demand Registration

Registration pursuant to this Section 1.4 shall not be deemed to be a demand registration as described in Section 1.3 above.

Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 1.4.

1.5	Form S-3 or Form F-3 Registration

In case the Company shall at any time after the first anniversary of the date hereof receive from any Holder or Holders of a majority of all Registrable Securities then outstanding a written request or requests that the Company effect a registration on Form S-3 or Form F-3 (or an equivalent registration in a jurisdiction outside of the United States) and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, then the Company will:

(a) Notice

Promptly give written notice of the proposed registration and the Holder’s or Holders’ request therefor, and any related qualification or compliance, to all other Holders of Registrable Securities; and

(b) Registration

As soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders or Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within twenty (20) days after the Company provides the notice contemplated by Section 1.5(a); provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 1.5:

(i) if Form S-3 or Form F-3 is not available for such offering by the Holders;

(ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than US$5,000,000;

(iii) if the Company shall furnish to the Holders a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such Form S-3 or Form F-3 Registration (or equivalent registration in a jurisdiction outside of the United States) to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 or Form F-3 registration statement (or equivalent registration statement in a jurisdiction outside of the United States) no more than once during any twelve (12) month period for a period of not more than ninety (90) days after receipt of the request of the Holder or Holders under this Section 1.5 and provided further that the Company shall not register any securities for the account of itself or any other shareholder during such ninety (90) day period (other than a registration relating solely to any employee benefit plan or a corporate reorganization);

(iv) if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the Registrable Securities of Holders have been excluded (with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration); or

(v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

(c) Expenses

The Company shall pay all expenses incurred in connection with each registration requested pursuant to this Section 1.5, (excluding underwriters’ or brokers’ discounts and commissions relating to shares sold by the Holders), including without limitation all U.S. federal, “blue sky” and all foreign registration, filing and qualification fees, printers’ and accounting fees, and fees and disbursements of counsel for the Company and reasonable fees and disbursements of one counsel for the Holders.

(d) Not Demand Registration

Form S-3 or Form F-3 registrations (or equivalent registrations outside of the United States) shall not be deemed to be demand registrations as described in Section 1.3 above. Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 1.5.

1.6	Obligations of the Company

Whenever required to effect the registration of any Registrable Securities under this Agreement the Company shall, as expeditiously as reasonably possible:

(a) Registration Statement

Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to ninety (90) days or, if earlier, until the distribution contemplated in such registration statement has been completed, provided, however, that the Company shall not be required to keep any such registration statement effective for more than ninety (90) days.

(b) Amendments and Supplements

Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until the earlier of (i) the date on which all Registrable Securities covered by such registration have been sold and (ii) 90 days after the effective date of the registration statement.

(c) Prospectuses

Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

(d) Blue Sky

Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(e) Underwriting

In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form, with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

(f) Notification

Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(g) Opinion and Comfort Letter

Furnish, at the request of any Holder requesting registration of Registrable Securities, on the date that such Registrable Securities are delivered to the underwriter(s) for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a “comfort” letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

(h) Exchange or Marketplace. Cause all such Registrable Securities registered pursuant to this Section 1 to be listed on the Nasdaq Stock Market’s National Market or the New York Stock Exchange or another comparable exchange or marketplace approved by the Board, and on each securities exchange and trading system on which similar securities issued by the Company are then listed; and

(i) Transfer Agent. Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

1.7	Furnish Information

It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 1.3, 1.4 or 1.5 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

1.8	Delay of Registration.

No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

1.9	Indemnification

In the event any Registrable Securities are included in a registration statement under Sections 1.3, 1.4 or 1.5:

(a) By the Company

To the extent permitted by law; the Company will indemnify and hold harmless each Holder, its partners, members, officers, directors, legal counsel, any underwriter (as determined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the “1934 Act”) (each so indemnified party, a “Company Indemnified Party”), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the 1934 Act or other foreign, federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”):

(i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

(ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(iii) any violation or alleged violation by the Company of the Securities Act, the 1934 Act, any foreign, federal or state securities law or any rule or regulation promulgated under the Securities Act, the 1934 Act or any foreign, federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Company Indemnified Party for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subSection 1.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, underwriter or controlling person of such Holder.

(b) By Selling Holders

To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder’s partners, members, directors, officers, legal counsel or any person who controls such Holder within the meaning of the Securities Act or the 1934 Act (a “Holder Indemnified Party”), against any losses, claims, damages or liabilities (joint or several) to which the Holder Indemnified Party may become subject under the Securities Act, the 1934 Act or other foreign, federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by a Holder Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subSection 1.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this Section 1.9(b) in respect of any Violation shall not exceed the net proceeds received by such Holder in the registered offering out of which such Violation arises.

(c) Notice

Promptly after receipt by an indemnified party under this Section 1.9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to an actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of liability to the indemnified party under this Section 1.9 to the extent the indemnifying party is prejudiced as a result thereof, but the omission to so deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.9.

(d) Defect Eliminated in Final Prospectus

The foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the “Final Prospectus”), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was timely furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

(e) Contribution

In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any Holder exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this Section 1.9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 1.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this Section 1.9; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion; provided, however, that, in any such case: (A) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(f) Conflict

Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(g) Survival

The obligations of the Company and Holders under this Section 1.9 shall survive the completion of any offering of Registrable Securities in a registration statement and otherwise.

1.10	Reports Under the 1934 Act

With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3 or Form F-3, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the effective date of the Initial Offering;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the 1934 Act; and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Securities Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 or Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to avail any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.

1.11	Termination of the Company’s Obligations

The Company shall have no obligations pursuant to Sections 1.3, 1.4 and 1.5 with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section 1.3, 1.4 or 1.5 (i) after seven (7) years after the consummation of an Initial Offering, or (ii) as to any Holder, such earlier time after the Initial Offering at which such Holder (A) can sell all shares held by it in compliance with Rule 144(k) or (B) holds one percent (1%) or less of the Company’s outstanding Ordinary Shares and all Registrable Securities held by such Holder (together with any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144.

1.12	No Registration Rights to Third Parties

Without the prior written consent of the Holders of a majority in interest of the Registrable Securities then outstanding, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind (whether similar to the demand, “piggyback” or Form S-3 or Form F-3 registration rights described in this Article 2, or otherwise) relating to any securities of the Company, which are senior to, or on a parity with, those granted to the Holders of Registrable Securities.

2.	TERM, AMENDMENT AND ASSIGNMENT

2.1	Term

This Agreement shall become effective immediately after the closing of the Company’s Initial Offering, and may be terminated at any time with the written consent of the Holders of a majority of the Registrable Securities then outstanding and entitled to the registration rights set forth in Section 1 hereof.

2.2	Amendment

Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holders of a majority of the Registrable Securities then outstanding and entitled to the registration rights set forth in Section 1 hereof. Any amendment or waiver effected in accordance with this Section 2.2 shall be binding upon all parties hereto.

2.3	Assignment

Notwithstanding anything herein to the contrary, the registration rights of a Holder under Section 1 hereof may be assigned to any Holder; provided, however, that no party may be assigned any of the foregoing rights unless the Company is given written notice by the assigning party at the time of such assignment stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and provided further, that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement, including without limitation the provisions of this Section 2.

3.	GENERAL PROVISIONS

3.1	Shareholders Agreement

The Shareholders Agreement shall be terminated in its entirety immediately after the closing of the Company’s Initial Offering.

3.2	Notices

Unless otherwise provided, all notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) ten (10) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) two (2) days after deposit with an internationally recognized overnight courier, specifying next day or two day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth in Exhibit B hereto.

Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication.

A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 9.1 by giving the other party written notice of the new address in the manner set forth above.

3.3	Tax

Except to the extent the Series C Investors elect otherwise, the Company shall cause each Group Company to take such actions, including making an election to be treated as a corporation or refraining from making an election to be treated as a partnership, as may be required to ensure that at all times such Group Company is treated as a corporation for United States federal income tax purposes. The obligation of the Company under this Section 3.3 shall terminate within 21 months of the date hereof.

3.4	Entire Agreement

This Agreement, together with all the Exhibits hereto, constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

3.5	Governing Law; Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of New York to the rights and obligations of the parties. Each party hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement may be brought in any state or federal court in the State of New York. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.

3.6	Severability

If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

3.7	Third Parties

Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their permitted successors and assigns any rights or remedies under or by reason of this Agreement.

3.8	Successors and Assigns

The provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto.

3.9	Interpretation; Captions

The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

3.10	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.11	Aggregation of Shares

All Ordinary Shares held or acquired by affiliated entities or persons of an Investor shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

COMPANY

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Nan Peng Shen
Name:	Nan Peng Shen
Title:	President and Chief Financial Officer

INVESTORS

CARLYLE ASIA VENTURE PARTNERS I, L.P.

By:	/s/ Tony Jansz
Executed as a deed by Tony Jansz on behalf of CIPA, Ltd., as general partner of CIPA General Partner, L.P., as a general partner of Carlyle Asia Venture Partners I, L.P.

CIPA CO-INVESTMENT, L.P.

By:	/s/ Tony Jansz
Executed as a deed by Tony Jansz on behalf of CIPA, Ltd., as general partner of CIPA General Partner, L.P., as a general partner of CIPA Co-Investment, L.P.

Witnessed by J P Gan

/s/ J P Gan

TIGER TECHNOLOGY PRIVATE INVESTMENT PARTNERS, L.P.

By:	/s/ Scott Shleifer
Name:	Scott Shleifer
Title:	Managing Director

TIGER TECHNOLOGY II, L.P.

By:	/s/ Scott Shleifer
Name:	Scott Shleifer
Title:	Managing Director

IDG TECHNOLOGY VENTURE INVESTMENT, INC.

By:	/s/ Suyang Zhang
Name:	Suyang Zhang
Title:	VP

IDG TECHNOLOGY VENTURE INVESTMENTS, LP. By: IDG TECHNOLOGY VENTURES INVESTMENTS, LLC, its general partner

By:	/s/ Suyang Zhang
Name:	Suyang Zhang
Title:	General Partner

S.I. TECHNOLOGY VENTURE CAPITAL LIMITED

By:	/s/ Yufei Hu
Name:	Yufei Hu
Title:	Authorized representative

CHINA ENTERPRISE INVESTMENTS No. 11 LIMITED

By:	/s/ Junichi Goto
Name:	Junichi Goto
Title:	Director

ORCHID ASIA II, L.P. a Cayman Islands limited partnership
By: Orchid Asia Holdings, LLC Its: GP

By:	/s/ Peter Joost
Name:	Peter M. Joost
Title:	President

ECITY INVESTMENT LIMITED
For and on behalf of ECITY INVESTMENT LIMITED

By:	/s/ Raymond Long Sing TANG
Name:	Raymond Long Sing TANG
Title:	Director

SOFTBANK ASIA NET-TRANS (NO.4) LIMITED

By:	/s/ S J Wong
Name:	Mr. S J Wong
Title:	Director

OPENVENTURE COMPANY LIMITED

By:	/s/ Michael Tong Sui Bau
Name:	Michael Tong Sui Bau
Title:	Director

JFI II, LP By: Joost Enterprises Corporation Its: GP

By:	/s/ Peter Joost
Name:	Peter M. Joost
Title:	President

/s/ Gabriel Li
Gabriel Li

/s/ Jed Dempsey
Jed Dempsey

Eric Li

/s/ Jim Watson
Jim Watson

EXHIBIT A

SCHEDULE OF INVESTORS

CARLYLE ASIA VENTURE PARTNERS I, L.P.

CIPA CO-INVESTMENT, L.P.

TIGER TECHNOLOGY PRIVATE INVESTMENT PARTNERS, L.P.

TIGER TECHNOLOGY II, L.P.

IDG TECHNOLOGY VENTURE INVESTMENT, INC.

IDG TECHNOLOGY VENTURE INVESTMENTS, LP.

S.I. TECHNOLOGY VENTURE CAPITAL LIMITED

CHINA ENTERPRISE INVESTMENTS NO. 11 LIMITED

ORCHID ASIA II, L.P.

ECITY INVESTMENT LIMITED

SOFTBANK ASIA NET-TRANS (NO.4) LIMITED

OPENVENTURE COMPANY LIMITED

JFI II, LP

GABRIEL LI

JED DEMPSEY

ERIC LI

JIM WATSON

Exhibit A - 1

EXHIBIT B

NOTICES

The Company:

Unit 2001, The Centrium

60 Wyndham Street

Central

Hong Kong

Attention: Neil Shen

Fax Number: (852) 2169-0920

Carlyle Asia Venture Partners I, L.P.

Suite 2801, 28th Floor

2 Pacific Place

88 Queen’s Way

Hong Kong

Attention: JP Gan

Fax Number: (852) 2878-7808

CIPA Co-Investment, L.P.

Suite 2801, 28th Floor

2 Pacific Place

88 Queen’s Way

Hong Kong

Attention: JP Gan

Fax Number: (852) 2878-7808

Tiger Technology Private Investment Partners, L.P.

101 Park Avenue

48th Floor

New York, New York 10178

Attention: Scott Shleifer

Fax: (212) 557-1701

Tiger Technology II, L.P.

101 Park Avenue

48th Floor

New York, New York 10178

Attention: Scott Shleifer and Tony Vinitsky

Fax: (212) 984 8807

IDG Technology Venture Investment, Inc.

15th Floor,

One Exeter Plaza

Boston, MA 02116

U.S.A.

Attention: Zhang Suyang

Fax Number: (1) 617-236-4276

Exhibit B - 1

With a copy to:

Suite 616, Tower A

COFCO Plaza

8 Jianguomennei Dajie

Beijing 100005

Attention: Zhang Suyang

Fax: (86 10) 6526-0700

IDG Technology Venture Investments, LP.

15th Floor,

One Exeter Plaza

Boston, MA 02116

U.S.A.

Attention: Zhang Suyang

Fax Number: (1) 617-236-4276

With a copy to:

Suite 616, Tower A

COFCO Plaza

8 Jianguomennei Dajie

Beijing 100005

Attention: Zhang Suyang

Fax: (86 10) 6526-0700

S. I. Technology Venture Capital Limited

21st Floor, Golden Bell Plaza

No. 98 Huai Hai Road Central

Shanghai 200021

PRC

Attention: Hu Yu Fei

Fax Number: (86 21) 5382-8999

China Enterprise Investments No. 11 Limited

Unit 1902B

60 Wyndham Street, Central

Hong Kong

Attention: Jonathan Chan

Fax Number: (852) 2851-1589

Orchid Asia II, L.P.

Suite 5180, 555 California Street

San Francisco, CA 94104-1716

U.S.A.

Attention: Peter Joost

Fax Number: (1) 415-875-5609

Exhibit B - 2

Ecity Investment Limited

2nd Floor, Le Prince de Galles

3-5 Avenue des Citronniers

MC 98000 Monaco

Attention: Louise Garbarino

Fax Number: (377) 97 97 47 30

With a copy to:

Springfield Financial Advisory Limited

Suite 2311, Hang Lung Centre

2-20 Paterson Street

Causeway Bay

Hong Kong

Attention: Alice Li

Fax No. (852) 2881-5741

With a copy to:

Morningside Asia Advisory Limited

Suite 2311, Hang Lung Centre

2-20 Paterson Street

Causeway Bay

Hong Kong

Attention: George Chang

Fax No.(852) 2577-3509

Softbank Asia Net-Trans (No. 4) Limited

5th Floor, SBI Center

56 Des Voeux Road, Central

Hong Kong

Attention: Jonathan Chan

Fax Number: (852) 2155-9895

Openventure Company Limited

4B, 11 Boyce Road

Hong Kong

Attention: Michael Tong

Fax Number: 852-2881-7282

JFI II, LP

Suite 5180, 555 California Street

San Francisco, CA 94104-1716

U.S.A.

Fax Number: (1) 415-875-5609

Gabriel Li

Suite 5180, 555 California Street

San Francisco, CA 94104-1716

U.S.A.

Fax Number: (1) 415-875-5609

Exhibit B - 3

Jed Dempsey

Suite 5180, 555 California Street

San Francisco, CA 94104-1716

U.S.A.

Fax Number: (1) 415-875-5609

Eric Li

Suite 5180, 555 California Street

San Francisco, CA 94104-1716

U.S.A.

Fax Number: (1) 415-875-5609

Jim Watson

Suite 5180, 555 California Street

San Francisco, CA 94104-1716

U.S.A.

Fax Number: (1) 415-875-5609

Exhibit B - 4